

February 11, 2021

Michael Landsittel
Chief Financial Officer
Blueprint Medicines Corp
45 Sidney Street
Cambridge, Massachusetts 02139

> **Re: Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 13, 2020**
> **File No. 001-37359**

Dear Mr. Landsittel:

We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences